SEC File No. 82-4364

ROLY INTERNATIONAL HOLDINGS LTD.

(incorporated in Bermuda with limited liability)

24 July 2002

BY AIRMAIL

02049033

Securities and Exchange Commi
Office of International Corporate
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

Dear Sirs

Roly International Holdings Ltd.

- Notice Of Changes In Substantial Shareholder's Interests dated 22 July 2002
- Announcement Of Appointment Of Independent Non-executive Director
- APPOINTMENT OF DIRECTOR AND CHANGE OF AUDIT COMMITTEE MEMBERS
- Notice Of Changes In Substantial Shareholder's Interests dated 23 July 2002
- Notice Of Changes In Substantial Shareholder's Interests dated 24 July 2002
- Grant of Options under the Share Option Scheme of Linmark Group Limited

Please be advised that the attached announcements regarding the above matter were submitted to the Singapore Exchange Securities Trading Limited on 22, 23 and 24 July 2002 respectively.

Should you have any queries regarding the above matters, please do not hesitate to contact the undersigned at Tel: (852) 2941 8888 or Fax: (852) 2739 8010.

PROCESSED
AUG 08 2002
THOMSON
FINANCIAL

Yours faithfully
For and on behalf of
Roly International Holdings Ltd.

Brenda Cheung
Company Secretary

dlw 8/6

Encl.

ROLY INTERNATIONAL HOLDINGS LTD

Notice Of Changes In Substantial Shareholder's Interests

Name of substantial shareholder:	Arisaig Partners (BVI) Ltd Arisaig Asian Small Companies Fund
Date of notice to company:	24/07/2002
Date of change of interest:	23/07/2002
Name of registered holder:	Raffles Nominees (Pte) Ltd
Circumstance(s) giving rise to the interest:	Open market purchase

Information relating to shares held in the name of the registered holder: -

No. of shares which are the subject of the transaction:	2,000,000
% of issued share capital:	0.51
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	S$0.3245
No. of shares held before the transaction:	25,017,000
% of issued share capital:	6.31
No. of shares held after the transaction:	27,017,000
% of issued share capital:	6.82

Holdings of Substantial Shareholder, including direct and deemed interest: -

	Deemed	Direct
No. of shares held before the transaction:	0	25,017,000
% of issued share capital:	0	6.31
No. of shares held after the transaction:	0	27,017,000
% of issued share capital:	0	6.82
Total shares:	0	27,017,000

Submitted by CHEUNG Hoi Yin, Brenda, Company Secretary on 24/07/2002 to the SGX

MASNET No. 86 OF 24.07.2002
Announcement No. 86

ROLY INTERNATIONAL HOLDINGS LTD

Grant of Options under the Share Option Scheme of Linmark Group Limited

Roly International Holdings Ltd. ("Company") wishes to announce that options to subscribe for an aggregate of 3,260,000 shares of US$0.02 each of Linmark Group Limited ("Linmark"), a 72.29%-subsidiary of the Company, have been granted to Category A Eligible Persons on 27 June 2002 pursuant to the Share Option Scheme of Linmark ("Linmark Scheme").

Out of the above 3,260,000 shares of Linmark issuable under the options, Mr. Steven Julien FENIGER, the chief executive officer of Linmark, has been granted options to subscribe for 1,660,000 shares of Linmark. An option entitling Mr. Feniger to subscribe for 6,240,000 shares of Linmark, which represent 1 per cent. of the total number of shares of Linmark then in issue, was granted to him on 21 May 2002. Pursuant to Rule 4(E) of the Linmark Scheme, any further grant of option to him during the period from 21 May 2002 to 20 May 2003 would require approval by Linmark's shareholders. Hence, the grant of option to Mr. Feniger on 27 June 2002 would be conditional upon obtaining approval by Linmark's shareholders and Linmark intends to obtain such approval at its forthcoming annual general meeting.

The options granted on 27 June 2002 are exercisable at the subscription price of HK$2.22 per share of Linmark (being the closing price of the shares of Linmark on The Stock Exchange of Hong Kong Limited on 27 June 2002, the date of grant) during the period from 27 June 2003 to 26 June 2008 subject to the special conditions as stated in the offer letters and the rules of the Linmark Scheme.

A summary of the rules of the Linmark Scheme is contained in a circular dated 4 April 2002 of the Company.

Submitted by CHEUNG Hoi Yin, Brenda, Company Secretary on 24/07/2002 to the SGX

ROLY INTERNATIONAL HOLDINGS LTD

Notice Of Changes In Substantial Shareholder's Interests

Name of substantial shareholder:	Arisaig Partners (BVI) Ltd Arisaig Asian Small Companies Fund
Date of notice to company:	19/07/2002
Date of change of interest:	18/07/2002
Name of registered holder:	Raffles Nominees (Pte) Ltd
Circumstance(s) giving rise to the interest:	Open market purchase

Information relating to shares held in the name of the registered holder: -

No. of shares which are the subject of the transaction:	294,000
% of issued share capital:	0.07
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	S$0.35
No. of shares held before the transaction:	22,845,000
% of issued share capital:	5.77
No. of shares held after the transaction:	23,139,000
% of issued share capital:	5.84

Holdings of Substantial Shareholder, including direct and deemed interest: -

	Deemed	Direct
No. of shares held before the transaction:	0	22,845,000
% of issued share capital:	0	5.77
No. of shares held after the transaction:	0	23,139,000
% of issued share capital:	0	5.84
Total shares:	0	23,139,000

Submitted by CHEUNG Hoi Yin, Brenda, Company Secretary on 22/07/2002 to the SGX

ROLY INTERNATIONAL HOLDINGS LTD

Announcement Of Appointment Of Independent Non-executive Director

Date of appointment:	23/07/2002
Name:	FAN Ren Da, Anthony
Age:	42
Country of principal residence:	Hong Kong
Whether appointment is executive, and if so, the area of responsibility:	N/A
Working experience and occupation(s) during the past 10 years:	AsiaTech Ventures Limited Managing Partner: 1999 - present Ta Fu International Holdings Limited Managing Director: 1994 - 1998 Nomura International (Hong Kong) Ltd. Deputy General Manager, Investment Banking: 1993 - 1994 ABN AMRO Hoare Govett Asia Ltd. Hoare Govett Securities Taiwan Ltd. Senior Vice President, Asian Equities Sales and Corporate Finance: 1991 - 1993

<u>Other directorships</u>

Past (for the last five years)

None

Present

Raymond Industrial Limited
China Champ Capital Ltd.
China Champ (Holdings) Ltd.
Sichuan Jin Feng Paper Company Limited
AsiaTech Ventures Limited
Cheung Fung Technology (Holdings) Limited
South East Asia Wood Industries Holdings Limited
eLand Technologies Co., Ltd.
Televoice Information Developing Ltd.
KP Infotainment Holdings Ltd.
Bounteous Company Limited

Shareholding in the listed issuer and its subsidiaries:	Nil
Family relationship with any director and/or substantial shareholder of the listed issuer or of any of its principal subsidiaries:	None
Conflict of interest:	None

Declaration by a Director, Executive Officer or Controlling Shareholder
(As required per Appendix 2.4)

If the answer to the following is "Yes", full details must be provided. If "No", please indicate.

1(a) Were you in the last 10 years involved in a petition under any bankruptcy laws in any jurisdiction filed against you ?
○ Yes ● No

1(b) Were you in the last 10 years a partner of any partnership involved in a petition under any bankruptcy laws in any jurisdiction filed against it while you were such a partner?
○ Yes ● No

1(c) Were you in the last 10 years a director or an executive officer of any corporation involved in a petition under any bankruptcy laws in any jurisdiction filed against it while you were such a director or executive officer ?
○ Yes ● No

2. Are there any unsatisfied judgements outstanding against you ?
○ Yes ● No

3. Have you been convicted of any offence, in Singapore or elsewhere, involving fraud or dishonesty punishable with imprisonment for 3 months or more, or charged for violation of any securities laws? Are you the subject of any such pending criminal proceeding ?
○ Yes ● No

4. Have you at any time been convicted of any offence, in Singapore or elsewhere, involving a breach of any securities or financial market laws, rules or regulations ?
○ Yes ● No

5. Have you received judgment against you in any civil proceedings in Singapore or elsewhere in the last 10 years involving fraud, misrepresentation or dishonesty? Are you the subject of any such pending civil proceeding ?
○ Yes ● No

6. Have you been convicted in Singapore or elsewhere of any offence in connection with the formation or management of any corporation?
○ Yes ● No

7. Have you ever been disqualified from acting as a director of any company, or from taking part in any way directly or indirectly in the management of any company?
○ Yes ● No

8. Have you been the subject of any order, judgement or ruling of any court of competent jurisdiction, tribunal or governmental body permanently or temporarily enjoining you from engaging in any type of business practice or activity ?
○ Yes ● No

9. Have you , to your knowledge, in Singapore or elsewhere, been concerned with the management or conduct of affairs of any company or partnership which has been investigated by an inspector appointed under the provisions of the Companies Act, or other securities enactments or by any other regulatory body in connection with any matter involving the company, or partnership occurring or arising during the period when you were so concerned with the company, or partnership?
○ Yes ● No

ROLY INTERNATIONAL HOLDINGS LTD

APPOINTMENT OF DIRECTOR AND CHANGE OF AUDIT COMMITTEE MEMBERS

Roly International Holdings Ltd. ("Roly") is pleased to announce the appointment of Mr. FAN Ren Da, Anthony as an independent non-executive director of Roly with effect from 23 July 2002. Details and declaration of Mr. Fan as required per clause 704(7) of the Listing Manual are contained in a separate announcement made today.

In compliance with the guidelines of the Code of Corporate Governance, Mr. KHOO Kim Cheng, being an executive director of Roly, has ceased to be a member of the Audit Committee of Roly and Mr. Fan has been appointed a member of the Audit Committee in place of Mr. Khoo with effect from 23 July 2002. Following the above changes, the composition of the Audit Committee is as follows:

AUDIT COMMITTEE

* Mr. LIU Tsun Kie (*Chairman of the Committee*)
* Professor Ambrose Y C KING
* Mr. FAN Ren Da, Anthony

* *independent non-executive directors*

Mr. Fan is currently the Managing Partner of AsiaTech Ventures Limited. Prior to that, Mr. Fan was the Managing Director at Ta Fu International Holdings Limited, a timber company listed on The Stock Exchange of Hong Kong Limited, from 1994 to 1998. Mr. Fan's expertise lies in the field of general management, corporate finance, mergers and acquisitions, company consolidation and restructuring. Mr. Fan has also held senior positions in a number of international financial institutions including ABN AMRO Hoare Govett Asia Ltd. and Nomura International (Hong Kong) Ltd. Mr. Fan received an MBA from the USA.

Submitted by KHOO Kim Cheng, Director and Chief Financial Officer on 23/07/2002 to the SGX

MASNET No. 81 OF 23.07.2002
Announcement No. 81

ROLY INTERNATIONAL HOLDINGS LTD

Notice Of Changes In Substantial Shareholder's Interests

Name of substantial shareholder:	Arisaig Partners (BVI) Ltd Arisaig Asian Small Companies Fund
Date of notice to company:	23/07/2002
Date of change of interest:	22/07/2002
Name of registered holder:	Raffles Nominees (Pte) Ltd
Circumstance(s) giving rise to the interest:	Open market purchase

Information relating to shares held in the name of the registered holder: -

No. of shares which are the subject of the transaction:	1,878,000
% of issued share capital:	0.47
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	S$0.3394
No. of shares held before the transaction:	23,139,000
% of issued share capital:	5.84
No. of shares held after the transaction:	25,017,000
% of issued share capital:	6.31

Holdings of Substantial Shareholder, including direct and deemed interest: -

	Deemed	Direct
No. of shares held before the transaction:	0	23,139,000
% of issued share capital:	0	5.84
No. of shares held after the transaction:	0	25,017,000
% of issued share capital:	0	6.31
Total shares:	0	25,017,000

Submitted by CHEUNG Hoi Yin, Brenda, Company Secretary on 23/07/2002 to the SGX